LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

RECEIVED

2004 DEC -1 P 3:38

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

04046420

BY MAIL

November 9, 2004

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

PROCESSED
DEC 03 2004
THOMSON
FINANCIAL

SUPPL

Dear Sirs:

Re: Lake Shore Gold Corp. (the "Company") - File 82-34769

Enclosed please find the Company's documents disseminated during the month of October 2004.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Lake Shore Gold Corp.

Susy H. Horna
Executive Legal Assistant

dw 12/2

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604-669-3533
f 604-688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE GOLD CORP.
STEP OUT DRILLING CONTINUES TO EXPAND GOLD MINERALIZATION
TIMMINS GOLD PROJECT, ONTARIO

October 5, 2004

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSXV)** announced today that high grade gold mineralization has been intersected in drill hole TG04-63, a step out hole 103 metres to the west of all previous drilling. This hole was collared to intersect the Footwall and Ultramafic zones west of the recently released resource estimate (see News Release dated September 10, 2004).

The drill hole cut a thick interval of mineralization in the Footwall Zone (6.5 grams per tonne gold over 14.5 metres core length) and several stacked high grade zones in Ultramafic Zone as tabulated below. The zones were located within 10 metres of their estimated projection from section 4600E, emphasizing the continuity and predictable nature of these two mineralized zones.

Hole No.	Section	From (metres)	To (metres)	Length (metres)	Gold* (grams per tonne)	Zone
TG04-63	**4500E**	**952.5**	**967.0**	**14.50**	**6.5**	**Footwall**
including	4500E	952.5	956.6	4.10	7.2	Footwall
including	4500E	959.5	963.0	3.50	15.2	Footwall
including	4500E	965.5	967.0	1.50	7.0	Footwall
and	**4500E**	**1004.9**	**1015.3**	**10.40**	**4.9**	**Ultramafic**
including	4500E	1004.9	1009.3	4.35	5.3	Ultramafic
including	4500E	1013.3	1015.3	2.00	13.5	Ultramafic
and	**4500E**	**1023.8**	**1026.8**	**3.00**	**14.7**	**Ultramafic**
and	**4500E**	**1037.4**	**1040.9**	**3.45**	**4.9**	**Ultramafic**
including	4500E	1037.4	1039.4	1.95	7.2	Ultramafic

*all assays cut to 50 grams per tonne gold

Drilling is ongoing with wedge holes from hole TG04-63 and a deeper hole is planned to test the down dip part of the Footwall, Ultramafic and the new Deep zone. Results will be released when all drilling is completed and assays received for section 4500E. The resource expansion program will continue to test the mineralized zone beyond the established resource on 100 metre spaced sections west of 4500E.

...more

Quality Control

Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. NQ size drill core is saw cut and half the drill core is sampled in standard intervals. All samples from the main mineralized horizons are sampled in 0.5 metre intervals unless dictated by geological contacts. These samples are all assayed using a pulp metallics procedure while core from minor veining or mineralization is sampled in one metre intervals and assayed by 50 gram Fire Assay. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags for analysis at ALS Chemex in Mississauga, Ontario. ALS Chemex is an ISO9001-2000 BSI Registered laboratory.

Standards and blanks are submitted every 25 samples and every 25th sample is re-analysed by the lab.

The Timmins Gold Property, supervised by Jacques Samson (P.Geo), the Qualified Person for this Project, is a 50/50 joint venture between Lake Shore Gold Corp. and Holmer Gold Mines Limited (see News Release dated September 21, 2004), operated by Lake Shore Gold Corp.

Lake Shore Gold Corp. is exploring for gold and base metals in the Archean Superior Province of Ontario and Québec.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

- 30 -

For more information, please contact:

Daniel G. Innes, President
Lake Shore Gold Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

Michael J. Byron, VP, Exploration
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com

JOINT NEWS RELEASE

LAKE SHORE GOLD CORP. **HOLMER GOLD MINES LIMITED**

LAKE SHORE AND HOLMER ANNOUNCE BUSINESS COMBINATION

THIS NEWS RELEASE IS NOT FOR DISSEMINATION IN THE UNITED STATES OF AMERICA OR BY US NEWSWIRE SERVICES

October 20, 2004

Vancouver, BC – **Lake Shore Gold Corp. ("Lake Shore") (LSG-TSXV)** and **Holmer Gold Mines Limited ("Holmer") (HGM-TSXV)** today announced that they have signed a Letter Agreement regarding a proposed business combination between Lake Shore and Holmer to be carried out by way of statutory plan of arrangement of Holmer whereby Lake Shore will acquire all of the issued shares of Holmer. Holmer will then be a wholly-owned subsidiary of Lake Shore.

The proposed transaction is expected to complete in December 2004 and is subject to certain conditions including acceptance by the TSX Venture Exchange, receipt of all necessary court and shareholder approvals, completion of due diligence investigations, receipt of fairness opinions of independent financial advisors and the execution of a formal agreement. It is anticipated that a special meeting of shareholders of Holmer will be convened in December 2004 to approve the proposed transaction.

The board of directors of each company has received a preliminary assessment of the appropriate range of values of the Holmer/Lake Shore shares by its independent financial advisor. Based on such review, each board has agreed that each Holmer shareholder will be entitled to one Lake Shore share for every 1.5 Holmer shares held. Lake Shore will issue options and warrants to holders of all of Holmer's outstanding options and warrants to acquire shares of Lake Shore comparable to those previously held to acquire shares of Holmer, the number of shares and the exercise price of such Holmer securities to be adjusted proportionately to reflect the exchange ratio described above.

Each of the directors and officers of Holmer have agreed to execute lock-up agreements agreeing to vote in favour of the proposed business combination with Lake Shore. In addition, Lake Shore and Holmer have agreed that two of Holmer's directors, Dr. K. Sethu Raman and Ed Svoboda, will be added to the board of directors of Lake Shore so that the board of directors of Lake Shore is expected on completion to consist of Daniel G. Innes, Anthony R. Harvey, Michael D. Winn, Murray A. Gordon, John G. Paterson, Thomas W. Beattie, K. Sethu Raman and Ed Svoboda.

In September 2004, Lake Shore met the requirements of its agreement with Holmer to acquire a 50% interest in the Timmins Gold Property, 18 kilometres west of the City of Timmins, Ontario. The Timmins Gold Property has an indicated mineral resource of 724,000 ounces of gold (grade uncut), which mineral resource estimate has been externally audited by Watts, Griffis and McOuat Limited, consulting geologists and engineers, as disclosed in each company's news release dated September 10, 2004.

...more

Lake Shore is exploring for gold and base metals in the Archean Superior Province of Ontario, including the Timmins Gold Property, and Québec. Holmer is a junior mining company focused on the growth of the Timmins Gold Property and its other properties in Ontario and Cuba.

The two companies believe that the creation of a combined entity to hold the Timmins Gold Property and the other exploration interests provide an opportunity to achieve economies of scale that would be beneficial for both companies.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

- 30 -

For more information, please contact:

Daniel G. Innes, President
Lake Shore Gold Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

Dr. K. Sethu Raman, President
Holmer Gold Mines Limited
19-2555 Victoria Park Avenue
Suite 301
Toronto, ON M1T 1A3
Tel. (416) 360-7773 / Fax (416) 291-2088
E-mail: info@holmergold.com
www.holmergold.com